UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Stevanato Group S.p.A.

Interim condensed consolidated financial statements

For the three months and six months ended June 30, 2021

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements which include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, and other similar terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; and our goals and strategies. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; and (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Item 1A. Risk Factors” below and “Risk Factors” in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 16, 2021.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Stevanato Group S.p.A.

Interim condensed consolidated income statements

for the three and the six months ended June 30, 2021 and 2020

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)		2021	2020	2021	2020
	Notes

Revenues	9	203,964	161,811	396,813	298,242
Cost of sales	10	140,274	112,961	267,714	209,888

Gross profit		63,690	48,850	129,099	88,354

Other operating income	11	2,256	1,812	5,481	2,067
Selling and Marketing expenses	12	5,424	5,080	11,292	11,309
Research and Development expenses	12	6,897	3,840	12,717	7,788
General and Administrative expenses	12	6,030	14,606	20,037	28,804

Operating profit		47,595	27,136	90,534	42,520

Finance income	13	2,310	3,806	4,315	9,496
Finance expense	14	2,411	3,383	5,650	13,637
Share of profit of an associate		397	214	397	214

Profit before tax		47,891	27,773	89,598	38,593

Income taxes	15	13,426	7,070	18,566	10,646

Net Profit		34,465	20,703	71,031	27,947

Net Profit attributable to:
Equity holders of the parent		34,442	20,767	70,993	28,092
Non-controlling interests		25	(63)	39	(145)

		34,467	20,704	71,031	27,947

Earnings per share
Basic earnings per common share (in EUR)	16	0.14	0.09	0.29	0.12
Diluted earnings per common share (in EUR)	16	0.14	0.09	0.29	0.12

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim condensed consolidated statements of comprehensive income for the three and the six months ended June 30, 2021 and 2020

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)		2021	2020	2021	2020
	Notes
Net Profit		34,466	20,704	71,031	27,947

Gains/(losses) from remeasurement of employee defined benefit plans		47	(364)	187	(3)
Gains/(losses) from remeasurement of the agent termination plan		—	—	—	—
Tax effect relating to those components of OCI		(11)	87	(45)	1

Other comprehensive income that will not be classified subsequently to profit or loss		36	(276)	142	(2)

Exchange difference on translation of foreign operations	24	5,302	(3,563)	7,887	(21,426)
Changes in the fair value of cash flow hedging instruments		842	(64)	1,311	(821)
Tax effect relating to those components of OCI		(202)	15	(315)	197

Other comprehensive income (loss) that will be classified subsequently to profit or loss		5,942	(3,612)	8,884	(22,050)

Total other comprehensive income (loss), net of tax		5,978	(3,888)	9,026	(22,052)

Total Comprehensive Income (Loss)		40,444	16,816	80,057	5,895

Attributable to:
Equity holders of the parent		40,415	16,874	80,003	6,038
Non-controlling interests		29	(58)	54	(143)

		40,444	16,816	80,057	5,895

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim condensed consolidated statements of financial position as at June 30, 2021 and at December 31, 2020

(Unaudited)

(EUR thousand)		At June 30, 2021	At December 31, 2020
	Notes
Assets
Non-current assets
Goodwill		47,243	47,243
Other intangible assets	17	32,504	33,901
Right of Use assets	19	24,107	25,380
Property, plant and equipment	18	341,672	313,658
Investments in an associate		2,406	2,009
Financial assets - investments FVTPL		810	760
Other non-current financial assets	20	2,616	6,701
Deferred tax assets		45,144	45,552

		496,502	475,204
Current assets
Inventories	21	149,717	139,373
Contract assets	22	48,505	39,430
Trade receivables	22	135,800	127,818
Other current financial assets	20	27,925	41,543
Tax receivables	23	41,532	25,033
Other receivables		6,628	3,979
Cash and cash equivalents		100,786	115,599

		510,893	492,775

Total assets		1,007,395	967,979

Equity and liabilities
Equity
Share capital	24	20,002	20,002
Reserves and Retained Earnings	24	290,757	211,979
Net profit attributable to equity holders of the parent		70,993	78,513

Equity attributable to equity holders of the parent		381,752	310,495
Non-controlling interests		(301)	(355)

Total equity		381,451	310,140

Non-current liabilities
Non-current financial liabilities	25	264,552	294,124
Employees Benefits	27	10,539	29,725
Provisions	28	4,149	4,384
Deferred tax liabilities		13,796	11,623
Other non-current liabilities	29	1,831	1,808

		294,867	341,664
Current liabilities
Current financial liabilities	25	80,676	81,234
Trade payables	30	100,582	118,740
Contract liabilities	31	6,451	5,031
Advances from customers	31	46,675	48,361
Tax payables	23	48,466	19,126
Other liabilities	30	48,227	43,683

		331,077	316,175

Total liabilities		625,944	657,839

Total equity and liabilities		1,007,395	967,979

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim condensed consolidated statements of changes in equity for the six months ended June 30, 2021 and 2020

(Unaudited)

(EUR thousand)	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses) on employee benefits	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
At January 1, 2021		20,002	(26,189)	(3,345)	(675)	(34,911)	355,614	310,495	(355)	310,140
Other comprehensive income	24	—	—	997	142	7,872	—	9,011	15	9,026
Net profit		—	—	—	—	—	70,993	70,993	39	71,032

Total comprehensive income		—	—	997	142	7,872	70,993	80,004	54	80,058
Dividends	24	—	—	—	—	—	(11,200)	(11,200)	—	(11,200)
Other		—	(1,551)	—	—	—	4,005	2,454	—	2,454

Total effects		—	(1,551)	—	—	—	(7,195)	(8,746)	—	(8,746)

At June 30, 2021		20,002	(27,740)	(2,349)	(533)	(27,039)	419,412	381,752	(301)	381,451

(EUR thousand)	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses) on employee benefits	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
At January 1, 2020		20,002	(26,189)	(2,796)	(523)	(12,331)	287,327	265,490	(50)	265,439
Other comprehensive income	24	—	—	(624)	(2)	(21,428)	—	(22,054)	2	(22,052)
Net profit		—	—	—	—	—	28,092	28,092	(145)	27,947

Total comprehensive income		—	—	(624)	(2)	(21,428)	28,092	6,038	(143)	5,895
Dividends	24	—	—	—	—	—	(8,900)	(8,900)	—	(8,900)
Other		—	—	—	—	—	(96)	(96)	—	(96)

Total effects		—	—	—	—	—	(8,996)	(8,996)	—	(8,996)

At June 30, 2020		20,002	(26,189)	(3,420)	(525)	(33,759)	306,423	262,532	(193)	262,338

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim condensed consolidated statements of cash flows

for the six months ended June 30, 2021 and 2020

(Unaudited)

	For the six months ended June 30,
(EUR thousand)	2021	2020

Operating activities
Profit before tax	89,598	38,593
Adjustments:
Depreciation of property, plant and equipment	19,567	19,624
Amortization of intangible assets and Right of Use	6,797	6,061
Allowance for doubtful accounts	699	1,773
Net finance expense	3,241	1,693
Share of profit or loss of associated companies	(397)	(214)
Change in other provisions and in employee benefits	(8,722)	(368)
Other non-cash expenses, net	(113)	154
Working capital changes:
- inventories and contract assets	(19,560)	(9,771)
- trade receivables and other assets	(25,694)	(22,066)
- trade payables, contract liabilities, advances and other liabilities	3,390	14,019
Interest paid	(2,251)	(2,442)
Interest received	323	373
Income tax paid	(6,907)	(2,789)

Cash Flow from operating activities	59,972	44,640

Cash Flow from investing activities
Purchase of property, plant and equipment	(44,064)	(41,370)
Proceeds from sale of property plant and equipment	34	—
Purchase of intangible assets	(2,099)	(2,086)
Investment in financial assets	(562)	(29)

Net cash flows used in investing activities	(46,690)	(43,485)

Cash Flow from financing activities
Acquisition of non-controlling interests	(986)	—
Dividends paid	(11,200)	—
Payment of principal portion of lease liabilities	(3,335)	(2,991)
Proceed from loans	6,577	51,911
Repayments of loans	(33,424)	(31,676)
Other current financial activities	12,519	3,181

Net cash flows from/ (used in) financing activities	(29,849)	20,425

Net change in cash and cash equivalents	(16,567)	21,580
Net foreign exchange difference	1,754	(2,563)
Cash and cash equivalents at January 1	115,599	85,386

Cash and cash equivalents at June 30	100,786	104,403

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the interim condensed consolidated financial statements

1. Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located in via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and systems to provide integrated solutions for pharma and healthcare, leveraging on constant investment and the selected acquisition of skills and new technologies to become a global player in the pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, glass forming machines.

The Group has nine production plants for manufacturing and assembly of pharma and healthcare products (in Italy, Germany, Slovakia, United States, Mexico, China), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). The global footprint allows to sell products and provide services in more than 70 countries worldwide.

As at June 30, 2021 Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 88.28% of its share capital.

On July 16, 2021 Stevanato Group began trading on the New York Stock Exchange under the symbol STVN.

2. Authorization of interim condensed consolidated financial statements and compliance with international financial reporting standards

These Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on August 19, 2021 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2020 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

3. Basis of preparation for interim condensed consolidated financial statements

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires to disclose the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These interim condensed consolidated financial statements consider that the Group publishes quarterly interim financial statements. As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations:

The following amendments and interpretations were adopted for the first time in 2021 and did not have an impact on the interim condensed consolidated financial statements:

•	Amendments to IFRS 9 - Financial Instruments,

•	Amendments to IAS 39 - Financial Instruments: Recognition and Measurement,

•	Amendments to IFRS 7 - Financial Instruments: Disclosures,

•	Amendments to IFRS 4 - Insurance Contracts

•	Amendments to IFRS 16 - Leases - Interest Rate Benchmark Reform - Phase 2 (issued on August 27, 2020 and effective from periods beginning on January 1, 2021).

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice, monitoring the IFRS Interpretations Committee’s discussions, and whether existing loan agreements may require renegotiation.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 - Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 - Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and Administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 8 - Accounting Policies, Changes to Accounting Estimates and Errors

On 12 February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes to Accounting Estimates and Errors, in which it introduces a new definition of “accounting estimates”. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments become effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The IASB also issued amendments to IFRS Practice Statement 2 Making Materiality Judgements (the PS) to support the amendments in IAS 1 by explaining and demonstrating the application of the ‘four-step materiality process’ to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, that clarify the accounting of deferred tax on transactions such as leases and decommissioning obligations. The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition (this is also explained in the newly inserted paragraph IAS 12.22A). The amendments to IAS 12 are applicable for annual periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the Group.

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. There are no changes in the scope of consolidation for the periods presented in this Interim Report and the Group’s scope of consolidation is as follows:

Subsidiaries and associate

The interim condensed consolidated financial statements of the Group include the following list of company directly or indirectly controlled:

Name	Segment	Description	Country of incorporation	Type of control	% equity interest
					June 30, 2021		Dec. 31, 2020
Nuova Ompi S.r.l.	Biopharmaceutical	Production of container closure systems and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%		100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%		100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%		100%
Medical Glass a.s.	Biopharmaceutical	Production of container closure systems	Slovakia	Indirect	99.74%		99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%		100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of container closure systems	Mexico	Direct Indirect	30.76 69.24	% %	30.76 69.24	% %
Ompi of America inc.	Biopharmaceutical	Sale of container closure systems	USA	Indirect	100%		100%
Ompi do Brasil I. e C. de Emb. Far. Ltda	Biopharmaceutical	Production of container closure systems	Brazil	Direct Indirect	79 21	% %	79 21	% %
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of container closure systems	China	Indirect	100%		100%
InnoScan A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%		100%
SVM Automatik A/S	Engineering	Production plant and machinery	Denmark	Indirect	65	% *	65	% *
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%		100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%		100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%		100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%		100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of container closure systems	Japan	Direct	51%		51%
SG Technology Excellence Center Inc.	Biopharmaceutical	Provision of analysis and laboratory testing services	USA	Direct	0	% **	100	% **

*	Not included in minority interests as there is a put and call option for full acquisition (the minority interests would have amounted to 35%).
**

Following subsequent evaluations, the business of Technology Center will be carried out by Ompi of America, therefore the newly established company SG Technology Excellence Center Inc. was liquidated on October 16, 2020, after repayment of share capital (USD 100 thousand).

Name	Division	Description	Country of incorporation	Type of control	% equity interest
					June 30, 2021	Dec. 31, 2020
Swissfillon AG	Biopharmaceutical	Sterile filling services company	Switzerland	Associate	26.94%	26.94%

Non-controlling interests

The non-controlling interests as of June 30, 2021 and the net profit attributable to non-controlling interests during the six months ended June 30, 2021 relate to Ompi of Japan Co., Ltd. and Medical Glass a.s..

5. Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•	financial market risk, mainly relating to foreign currency exchange rates and to interest rates;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 40 of the Consolidated Financial Statements at and for the year ended December 31, 2020.

Although there are no significant negative impacts from the coronavirus Covid-19 (“Covid-19”) pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of Covid-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

6. Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for six months ended June 30, 2021	At June 30, 2021	Average for six months ended June 30, 2020	At June 30, 2020	At December 31, 2020	At December 31, 2019
CHINA	CNY	7.7960	7.6742	7.7509	7.9219	8.0225	7.8205
UNITED STATES	USD	1.2053	1.1884	1.1020	1.1198	1.2271	1.1234
MEXICO	MXN	24.3270	23.5784	23.8430	25.9470	24.4160	21.2202
DENMARK	DKK	7.4368	7.4362	7.4648	7.4526	7.4409	7.4715
BRAZIL	BRL	6.4902	5.9050	5.4104	6.1118	6.3735	4.5157
SWITZERLAND	CHF	1.0946	1.0980	1.0642	1.0651	1.0802	1.0854
JAPAN	JPY	129.8681	131.4300	119.2668	120.6600	126.4900	121.9400

7. Seasonality of operations

It should be noted that historically the Group’s business operations are not characterized by seasonality.

8. Segment Information

Stevanato Group business operations are organized into two reportable segments, based on their specific products and services:

•	Biopharmaceutical and Diagnostic Solutions, which includes containment solutions, drug delivery systems, medical devices and diagnostic & analytical services;

•	Engineering, which covers visual inspection, assembly packaging and glass forming machines.

For the six months ended June 30, 2021, Stevanato Group generated approximately 85% of total sales from the Biopharmaceutical and Diagnostic Solutions segment (88% for the six months ended June 30, 2020), and approximately 15% from the Engineering segment (12% for the six months ended June 30, 2020).

The criteria applied to identify the operating segments are consistent with the information reviewed by the Chief Executive Officer (the Group’s “Chief Operating Decision Maker”) in making decisions regarding the allocation of resources and to assess performance.

	As at and for the three months ended June 30, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	174,842	29,121	203,964	—	203,964
Inter-Segment	279	13,854	14,133	(14,133)	—
Total Revenues	175,121	42,975	218,096	(14,133)	203,964
Cost of Sales	117,571	35,233	152,804	(12,530)	140,274

Gross Profit	57,550	7,742	65,292	(1,603)	63,690

Other operating income	2,256	—	2,256	—	2,256
Selling and Marketing expenses	2,105	929	3,034	2,390	5,424
Research and Development expenses	5,549	939	6,488	409	6,897
General and Administrative expenses	12,632	2,460	15,093	(9,062)	6,030

Operating Profit	39,521	3,414	42,935	4,660	47,595

Total assets	852,754	197,107	1,049,861	(42,466)	1,007,395

Total liabilities	365,033	117,067	482,100	143,844	625,944

	As at and for the three months ended June 30, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	142,444	19,367	161,811	—	161,811
Inter-Segment	202	12,095	12,297	(12,297)	—
Total Revenues	142,646	31,462	174,108	(12,297)	161,811
Cost of Sales	98,242	26,831	125,073	(12,113)	112,961

Gross Profit	44,403	4,631	49,034	(184)	48,850

Other operating income	1,876	—	1,876	(64)	1,812
Selling and Marketing expenses	2,489	814	3,303	1,777	5,080
Research and Development expenses	3,193	227	3,420	420	3,840
General and Administrative expenses	11,689	2,709	14,398	209	14,606

Operating Profit	28,909	881	29,790	(2,654)	27,136

Total assets	745,181	164,684	909,865	19,279	929,144

Total liabilities	347,294	94,251	441,545	225,262	666,807

	As at and for the six months ended June 30, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	335,418	61,394	396,813	—	396,813
Inter-Segment	458	21,600	22,058	(22,058)	—
Total Revenues	335,877	82,994	418,870	(22,058)	396,813
Cost of Sales	221,037	66,505	287,542	(19,828)	267,714

Gross Profit	114,840	16,489	131,329	(2,230)	129,099

Other operating income	5,481	—	5,481	—	5,481
Selling and Marketing expenses	5,247	1,750	6,997	4,295	11,292
Research and Development expenses	10,099	1,997	12,096	621	12,717
General and Administrative expenses	25,103	4,943	30,046	(10,009)	20,037

Operating Profit	79,873	7,798	87,671	2,863	90,534

Total assets	852,754	197,107	1,049,861	(42,466)	1,007,395

Total liabilities	365,033	117,067	482,100	143,844	625,944

	As at and for the six months ended June 30, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	262,827	35,415	298,242	—	298,242
Inter-Segment	397	27,822	28,219	(28,219)	—
Total Revenues	263,224	63,236	326,461	(28,219)	298,242
Cost of Sales	183,383	52,570	235,953	(26,066)	209,888

Gross Profit	79,841	10,666	90,507	(2,153)	88,354

Other operating income	2,189	—	2,189	(122)	2,067
Selling and Marketing expenses	6,031	1,604	7,635	3,674	11,309
Research and Development expenses	5,382	1,345	6,726	1,062	7,788
General and Administrative expenses	24,302	4,559	28,861	(56)	28,804

Operating Profit	46,316	3,159	49,475	(6,955)	42,520

Total assets	745,181	164,684	909,865	19,279	929,144

Total liabilities	347,294	94,251	441,545	225,262	666,807

Inter-segment revenues and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenues relates to the sales of the Engineering’s equipment to the Biopharmaceutical and Diagnostic Solutions.

The Biopharmaceutical and Diagnostic segment has only one customer with more than 10% of group’s revenues as of June 30, 2020. As of June 30, 2021, no external customer exceeds 10% of group’s revenue neither in Biopharmaceutical and Diagnostic segment nor in the Engineering segment.

Revenues generated by the Biopharmaceutical and Diagnostic Solutions segment increase by EUR 72,653 thousand, or 27.6%, from EUR 263,224 thousand in the six months ended June 30, 2020 to EUR 335,877 thousand for the six months ended June 30, 2021. Revenue increase is due to organic growth, also due to Covid-19 which increased the demand for the products and solutions provided by the Group.

Gross profit of this segment increases from 30.3% for the six months ended June 30, 2020 to 34.2% for the six months ended June 30, 2021 due to the favorable mix of products sold and the increased production efficiencies.

Revenues generated by the Engineering segment increase by EUR 19,758 thousand, or 31.2%, from EUR 63,236 thousand for the six months ended June 30, 2020 to EUR 82,994 thousand for the six months ended June 30, 2021. For the six months ended June 30, 2021 Engineering segment benefited from the high order intake represented by contracts with external customers, differently from the first half 2020 characterized by lower backlog achieved in the previous year.

Engineering gross profit increases from 16.9% for the six months ended June 30, 2020 to 19.9% for the six months ended June 30, 2021 mainly due to the increased marginality in visual inspection and glass converting machines.

9. Revenues from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

(EUR thousand)	For the three months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	48,098	—	48,098
Revenues from other containment and delivery solutions	126,745	—	126,744
Revenues from engineering	—	29,121	29,121

Total revenue from contracts with customers	174,843	29,121	203,964

Geographical markets
EMEA	103,266	15,355	118,620
APAC	19,906	8,094	28,000
North America	45,947	5,519	51,466
South America	5,724	153	5,878

Total revenue from contracts with customers	174,843	29,121	203,964

Timing of revenue recognition
Goods and services transferred at a point in time	166,972	11,532	178,503
Goods and services transferred over time	7,871	17,589	25,460

Total revenue from contracts with customers	174,843	29,121	203,964

(EUR thousand)	For the three months ended June 30, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	37,744	—	37,744
Revenues from other containment and delivery solutions	104,700	—	104,700
Revenues from engineering	—	19,367	19,367

Total revenue from contracts with customers	142,444	19,367	161,811

Geographical markets
EMEA	84,843	11,877	96,721
APAC	11,903	1,880	13,784
North America	40,007	5,558	45,565
South America	5,690	51	5,741

Total revenue from contracts with customers	142,444	19,367	161,811

Timing of revenue recognition
Goods and services transferred at a point in time	142,444	3,478	145,921
Goods and services transferred over time	—	15,889	15,889

Total revenue from contracts with customers	142,444	19,367	161,811

(EUR thousand)	For the six months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
Type of goods or service
Revenues from high-value solutions	93,044	—	93,044
Revenues from other containment and delivery solutions	242,374	—	242,374
Revenues from engineering	—	61,394	61,394

Total revenue from contracts with customers	335,418	61,394	396,813

Geographical markets
EMEA	203,010	32,934	235,944
APAC	32,761	11,342	44,103
North America	88,610	16,876	105,486
South America	11,037	242	11,279

Total revenue from contracts with customers	335,418	61,394	396,813

Timing of revenue recognition
Goods and services transferred at a point in time	323,569	24,031	347,600
Goods and services transferred over time	11,849	37,364	49,213

Total revenue from contracts with customers	335,418	61,394	396,813

(EUR thousand)	For the six months ended June 30, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	67,958	—	67,958
Revenues from other containment and delivery solutions	194,869	—	194,869
Revenues from engineering	—	35,415	35,415

Total revenue from contracts with customers	262,827	35,415	298,242

Geographical markets
EMEA	161,469	25,830	187,299
APAC	21,288	3,383	24,671
North America	70,247	6,143	76,390
South America	9,824	59	9,882

Total revenue from contracts with customers	262,827	35,415	298,242

Timing of revenue recognition
Goods and services transferred at a point in time	262,827	9,600	272,427
Goods and services transferred over time	—	25,815	25,815

Total revenue from contracts with customers	262,827	35,415	298,242

The Group revenues are divided into two main segments:

•

Biopharmaceutical and Diagnostic Solutions: this segment includes all the products and services developed and provided for containment and delivery of pharmaceutical drugs and diagnostic reagents. This segment is further divided into two sub-categories:

•

High-value solutions: wholly owned, internally developed products, processes and services for which the Group hold intellectual property rights or have strong proprietary know-how and are characterized by particular complexity or high performance;

•	Other containment and delivery solutions.

•	Engineering: this segment includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical and diagnostic manufacturing processes.

Consolidated revenues at current exchange rates increase by EUR 98,571 thousand, or 33.05%, to EUR 396,813 thousand for the six months ended June 30, 2021, compared to EUR 298,242 thousand for the six months ended June 30, 2020. Currency movements in USD and BRL had a negative impact in 2021. Excluding this effect, the increase was 36.30%.

With reference to Biopharmaceutical and Diagnostic Solution segment, revenues in high-value solutions increase by EUR 25,086 thousand, or 36.91%, from EUR 67,958 thousand for the six months ended June 30, 2020 to EUR 93,044 thousand for the six months ended June 30, 2021, while revenues in other containment and delivery solution increase by EUR 47,505 thousand, or 24.38%, from EUR 194,869 thousand for the six months ended June 30, 2020 to EUR 242,374 thousand for the six months ended June 30, 2021. Revenues in Biopharmaceutical and Diagnostic Solutions show a significant growth in all the geographic markets: +26.14% in North America, +53.90% in APAC, +25.73% in EMEA and +12.35% in South America.

With reference to Engineering segment, revenues from contracts with external customers increase by EUR 25.979 thousand, or 73.36%, from EUR 35,415 thousand for the six months ended June 30, 2020 to EUR 61,394 thousand for the six months ended June 30, 2021.

Contract balances

The following table provides information on contractual asset from contracts with customer:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Trade Receivables	135,800	127,818
Contract Assets	48,505	39,430
Contract Liabilities	(6,451)	(5,031)
Advances From Customers	(46,675)	(48,361)

Total	131,179	113,856

The contract assets mainly relate to the Group’s right to consideration for productions from construction contract not yet invoiced as of the balance sheet date. The amount recognized as contract assets are reclassified to trade receivable as soon as the Groups has an unconditional right to consideration.

10. Cost of sales

Cost of sales are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)	2021	2020	2021	2020

Purchases	62,372	51,227	119,391	100,652
Change in inventories	15,670	2,426	11,198	(4,558)
Direct industrial labour	29,427	26,462	57,416	52,055
Indirect industrial labour	12,793	11,366	24,528	21,914
Industrial depreciation	11,002	10,615	21,559	21,169
Other costs of sales	9,010	10,865	33,622	18,656

Total Cost of sales	140,274	112,961	267,714	209,888

All Cost of sales items increase in the first half of 2021 compared to the same period of the previous year as a result of the significant growth in sale volumes. In particular, the increase in other costs of sales, is mainly due to an increase in subcontracting work aimed to cope the increasing workload with external resources, as a consequence of the growing revenues in Engineering segment, as well as a reduction in industrial capitalized costs for the machinery built within the Group.

Nevertheless, the overall Cost of sales increase less than proportionally to revenues mainly due to the efficiency maximization in production processes.

11. Other operating income

Other operating income for the three months ended June 30, 2021 and 2020 amount to EUR 2,256 thousand and EUR 1,812 thousand, respectively, and for the six months ended June 30, 2021 amount to EUR 5,481 thousand and EUR 2,067 thousand, respectively relating mainly to feasibility study, design, development and industrialization of new products and contract cancellation fees.

For the six months ended June 30, 2021, other operating income also include EUR 470 thousand related to grants received by Ompi Pharma. Packaging Tech. Co. Ltd for machinery technical renovation to support implementation of intelligent manufacturing projects.

For the six months ended June 30, 2020 other operating income included also EUR 244 thousand related to grants received by Nuova Ompi from the so-called Sustainable Growth Fund promoted by the Ministry for Productive Activities, in relation to an innovative research project for the development of a series of prototype solutions of innovative glass containers (called Alba) for the primary packaging of parental drugs characterized by the presence of an internal coating.

12. Expenses

Expenses are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)	2021	2020	2021	2020

Selling and Marketing expenses	5,424	5,080	11,292	11,309
Research and Development expenses	6,897	3,840	12,717	7,788
General and Administrative expenses	6,030	14,606	20,037	28,804

Total Expenses	18,351	23,526	44,406	47,901

For the six months ending June 30, 2021 Selling and Marketing expenses amount to EUR 11,292 thousand (EUR 11,309 thousand in 2020). These expenses are mainly related to personnel expenses for sales organizations. They include provision for bad and doubtful debts for EUR 1,098 thousand (EUR 1,773 thousand in 2020) and depreciation for EUR 393 thousand (EUR 417 thousand in 2020). Selling and Marketing expenses slight decrease is mainly due to the reduction in bad and doubtful debt accrual following the improvement of some positions with external customers, to the postponement of all the exhibitions and business events as well as the reduction in business travels as a consequence of the Covid-19 pandemic persistency. This decrease has been partially offset by higher personal costs to support the ongoing growth in our business.

Research and Development expenses for the six months ending June 30, 2021 amounting to EUR 12,717 thousand (EUR 7,788 thousand in 2020) include costs for research and development activities to support the innovation of product range and components and include amortization of capitalized development costs for EUR 1,535 thousand (EUR 1,095 thousand in 2020). The increase in R&D expenses is primarily due to the structuring of the Drug Delivery Systems Department and the US Technology Excellence Center set up as well as an increase in personnel expenses due to new hires.

General and Administrative expenses amount to EUR 20,037 thousand (EUR 28,804 thousand in 2020) for the six months ending June 30, 2021 and mainly comprise personnel expenses for administrative functions, consultancies, directors compensation, rentals as well as, depreciation and amortization for EUR 2,878 thousand (EUR 3,004 thousand in 2020), of which amortization of fair value adjustments from purchase price allocations amount to EUR 519 thousand (same amount in 2020). General and Administrative expenses for the six months ending June 30, 2021 include non-recurring accrual reversal amounting to EUR 9,884 thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 which were early terminated in favor of the new stock grant plan 2021-2027. Please refer to Note 27 for further details.

13. Finance income

Finance income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)	2021	2020	2021	2020

Interest income from banks deposits	128	52	271	88
Income from financial discounts	15	(34)	12	14
Interest income on loans to associates	10	5	10	10
Other financial income	9	68	29	261
Foreign currency exchange rate gains	1,148	3,401	3,019	9,040
Derivatives write-ups	894	133	973	133
Other fair value adjustments	107	179	1	(50)

Total finance income	2,310	3,806	4,315	9,496

The finance income reduction of EUR 5,181 thousand is mainly driven by foreign currency exchange gains which fluctuated significantly in 2020 following Covid-19 global spread.

14. Finance expense

Finance expenses are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)	2021	2020	2021	2020

Interest on debts and borrowings	1,101	1,262	2,243	2,426
Financial discounts and other expenses	3	20	8	16
Interest on lease liabilities	147	155	297	314
Financial component IAS 19	20	(88)	20	(66)
Foreign currency exchange losses	1,561	4,077	2,514	6,683
Derivatives write-downs	(552)	(2,044)	437	4,264
Other fair value adjustments	130	—	130	—

Total finance expense	2,411	3,383	5,650	13,637

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to EUR (505) thousand for the six months ended June 30, 2021 and EUR (2,357) thousand for the six months ended June 30, 2020.

The exchange rate fluctuations following Covid-19 spread in 2020 affected derivatives evaluation; in particular, derivative financial instruments on Mexican Pesos underwent a significant decrease in fair value during the first half 2020.

15. Income tax

Income tax expense amount to EUR 18,566 thousand for the six months ended June 30, 2021 compared to EUR 10,646 thousand for the six months ended June 30, 2020. Income tax expense includes a non-recurring release of deferred tax assets for EUR 4,795 thousand due to the early termination of the incentive plans aimed at a limited number of executives.

Effective tax rate for the six months ended June 30, 2021 decreased by 6.86%, from 27.59% to 20.72%. In March 2021, the group reached an agreement with Italian Tax Agency regarding the so called “Patent box regime”, resulting in a retroactive EUR 5.5 million tax saving for the financial years 2016-2020. The normalized effective tax rate without this one-off effect and without EUR 2.0 million of deferred tax assets reversal associated with the incentive plans early termination items not affecting the income statement is 24.59%.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

16. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing into the profit attributable to equity holders of the parent by the weighted average number of common shares issued net of the treasury shares held by the Group and the vested awards under the 2012-2021 incentive plan (for the three and the six months ended June 30, 2020).

For the three and six months ended June 30, 2021 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 27 for further details on the equity incentive plans). There are no dilution impact for the three and six months ended June 30, 2020, resulting in basic and diluted earnings per share being the same.

The Shareholder’s meetings held on March 4, 2021 and on July 1, 2021 approved respectively, two different share splits, as explained also in Note 24. The number of ordinary shares outstanding has been retrospectively adjusted as if such events had occurred at the beginning of the earliest period presented.

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	For the three months ended June 30,		For the six months ended June 30,
(EUR thousand)	2021	2020	2021	2020

Profit attributable to ordinary equity holders of the parent	34,442	20,767	70,993	28,092

Weighted average number of ordinary shares for basic EPS	240,997,465	240,501,960	240,761,063	240,501,960

Weighted average number of ordinary shares adjusted for the effect of dilution	241,015,527	240,501,960	240,770,093	240,501,960

	2021	2020	2021	2020
Basics earnings per common share (in EUR)	0.14	0.09	0.29	0.12
Diluted earnings per common share (in EUR)	0.14	0.09	0.29	0.12

17. Intangible assets

Changes in intangible assets as of June 30, 2021 are as follows:

(EUR thousand)	Total

Cost
At January 1, 2021	69,882
Additions	2,107
Disposals	(8)
Exchange differences	310

At June 30, 2021	72,291

Amortization
At January 1, 2021	35,982
Amortization	3,706
Exchange differences	97

At June 30, 2021	39,786

Net book value
At June 30, 2021	32,504

At December 31, 2020	33,901

Additions of EUR 2,107 thousand for the six months ended June 30, 2021 related to the capitalization of costs associated with the upgrading of the ERP software and software licenses for R&D, quality and production departments. No impairment indicators were identified during the six months period ended June 30, 2021.

18. Property, plant and equipment

Changes in items of property, plant and equipment as of June 30, 2021 are as follows:

(EUR thousand)	Total

Cost
At January 1, 2021	638,033
Additions	43,329
Disposals	(106)
Exchange differences	6,648

At June 30, 2021	687,904

Depreciation
At January 1, 2021	324,375
Depreciation charge for the year	19,567
Disposals	(85)
Exchange differences	2,376

At June 30, 2021	346,233

Net book value
At June 30, 2021	341,672

At December 31, 2020	313,658

Additions of EUR 43,329 thousand for the six months ended June 30, 2021 are mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to building suitable to house new production facilities, purchase of new production equipment (part of the capital expenditure in machinery is also related to the increasing production capacity due to the Covid-19 pandemic), investments in machines for syringes, vials and cartridges production.

19. Right of Use

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 15 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. There are several lease contracts that include extension and termination options.

The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Movements in the leased Right of Use assets in for the first six months of 2021 are shown below:

(EUR thousand)	Total

Cost
At January 1, 2021	35,992
Additions	1,714
Disposals	(214)
Exchange differences	394

At June 30, 2021	37,885

Depreciation
At January 1, 2021	10,612
Depreciation charge for the year	3,091
Disposals	(35)
Exchange differences	109

At June 30, 2021	13,778

Net book value
At June 30, 2021	24,107

At December 31, 2020	25,380

20. Financial assets

The following table details the composition of financial assets:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Receivables from financing activities	1,766	5,956
Other non-current financial assets	850	745

Other non-current financial assets	2,616	6,701

Fair value of derivatives financial instruments	757	19
Other securities	27,168	41,523

Other current financial assets	27,925	41,543

Financial Assets	30,541	48,244

Receivables from financing activities assets include financial loan for EUR 1,323 thousand as of June 30, 2021 (EUR 1,342 as of December 31, 2020) granted to the associate Swissfillon AG to fund the development projects. The decrease in receivables from financing activities follows the early termination of the incentive plans 2012-2021 and 2018-2022 aimed at a limited number of key managers, as reported in Note 27.

Other securities include guaranteed investment funds managed by Société Générale SA, which are measured at fair value. The decrease in other securities is due to the redemption of part of the insurance policies.

21. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Raw materials	48,336	41,889
Semifinished products	41,501	46,479
Finished products	62,573	55,394
Advances to suppliers	10,689	7,920
Provision from slow moving and obsolescence	(13,384)	(12,309)

Total inventories	149,717	139,373

The provision for slow moving and obsolete inventories recognized within cost of sales during for the six months ended June 30, 2021 and December 31, 2020 is EUR 13,384 thousand and EUR 12,309 thousand respectively, with an accrual of EUR 1,992 thousand and utilizations for EUR 1,860 thousand for the six months ended June 30, 2021.

22. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

(EUR thousand)	At June 30, 2021	At December 31, 2020
Trade receivables	144,324	135,514
Allowance for expected credit losses	(8,524)	(7,696)

Total trade receivables	135,800	127,818

Expected credit losses rate	5.9%	5.7%

Trade receivables are non-interest bearing and are generally on term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 8,524 thousand and EUR 7,696 thousand the six months ended June 30, 2021 and December 31, 2020 respectively.

Contract assets

Contract assets relate to revenue earned from ongoing customer-specific construction contracts of the Engineering segment and from the In-vitro diagnostic business. As such, the balances of this account vary and depend on the number of ongoing construction contracts at the end of the period. The Group has contract assets of EUR 48,505 thousand as of June 30, 2021 (EUR 39,430 thousand as of December 31, 2020). Contract assets gross amounts to EUR 122,784 thousand (EUR 86,905 thousand as of December 31, 2020), net of invoices issued of EUR 74,279 thousand (EUR 47,476 thousand as of December 31, 2020).

23. Tax receivables and tax payables

As of June 30, 2021 tax receivables amount to EUR 41,532 thousand (EUR 25,033 thousand as of December 31, 2020) and Tax liabilities amount to EUR 48,466 thousand (EUR 19,126 thousand as of December 31, 2020). Total net balance as of June 30, 2021 is a payable amounting to EUR 6,934 thousand, while the net balance as of December 31, 2020 was a receivable amounting to EUR 5,907. The change in net balance is mainly due to the fact that no tax advances for fiscal year 2021 have been paid yet by the Italian legal entities.

24. Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios with a view to supporting business activity and maximizing value for the shareholders.

Movements in the equity accounts are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main components and their changes are provided below.

Share capital

On March 4, 2021, the extraordinary Shareholders’ meeting approved:

•	the elimination of the indication of the nominal value of the 20,002 issued shares,

•

the issuance of additional 99,989,998 ordinary shares with no par value to be allocated free of charge to shareholders in proportion to the shares held by each of them, so that the share capital of EUR 20,002,000 is divided into a total of 100,010,000 ordinary shares with no par value, without giving rise to changes in the amount of the share capital.

On July 1, 2021 the Shareholder’s meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2,724 new shares post-split for each share outstanding prior to the share split.

Treasury Reserve

Following the resolution of the Board of Directors to early terminate the incentive plan 2012-2021 and to revoke incentive plan 2018-2022, on March 4, 2021 and on June 3, 2021 the Company repurchased a total of n. 29 ordinary shares (corresponding to 145,000 ordinary shares after the first share split) and a total of n. 850,000 ordinary shares, respectively, from the beneficiaries of the cash settled awards for EUR 1,791 thousand.

On June 3, 2021 the Company transferred a total of 133,210 ordinary shares to the beneficiaries of the so called “Restricted Stock Grant Plan 2021-2027” and to certain members of the Board of Directors for a total value of EUR 240 thousand.

Prior to the second share split disclosed in this note, a total of 10,460,000 of Company’s ordinary shares were held in treasury at December 31, 2020, for a total cost of EUR 26,189 thousand, and a total of 11,321,790 of Company’s ordinary shares at June 30, 2021, for a total cost of EUR 27,740 thousand. The amounts of ordinary shares held in treasury disclosed in this note have been retroactively adjusted to reflect the share split occurred later on July 1, 2021, resulting in a total number of ordinary shares held in treasury at June 30, 2021 and at December 31, 2020 of 30,840,555 of 28,493,040 respectively.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; as of June 30, 2021 it amounts to EUR 27,039 thousand compared to EUR 34,911 thousand as of December 31, 2020. As of June 30, 2020 it amounted to EUR 33,759 thousand compared to EUR 12,331 thousand as of December 31, 2019. The high increase was mainly due to the depreciation against Euro of the Mexican Peso and the Brazilian Real occurred in the first half 2020 after Covid-19 outbreak.

Other Reserves

On January 20, 2021 Stevanato Group shareholder’s meeting approved the distribution of EUR 11,200 thousand dividends from “other reserves”.

25. Financial liabilities

Total financial liabilities are EUR 345,229 thousand and EUR 375,358 thousand as of June 30, 2021 and as of December 31, 2020 respectively; the balances in financial debt are as follows:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Lease liabilities - Right of Use	5,527	5,435
Bank overdrafts	3,238	581
Bank loans	58,194	61,905
Financial liabilities with related parties	932	968
Fair value of derivatives	3,319	4,417
Financial payables for shares acquisition	6,942	7,927
Financial liabilities with other lenders	2,525	—

Total current financial liabilities	80,676	81,234

Lease liabilities - Right of Use	18,931	20,186
Bank loans	196,018	224,365
Notes	49,603	49,573

Total non-current financial liabilities	264,552	294,124

Financial liabilities	345,229	375,358

Other current financial liabilities include EUR 236 thousand as of June 30, 2021 (EUR 1,221 thousand as of December 31, 2020) which refer to the unpaid amount of the purchase of the residual shares of Medirio SA due in 2021 and EUR 6,706 thousand (unchanged compared to December 31, 2020) recognized in relation to the put option granted to non-controlling shareholders of SVM Automatik A/S.

Other current financial assets and other financial liabilities relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities of June 30, 2021 and December 31, 2020.

	At June 30, 2021		At December 31, 2020
(EUR thousand)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Foreign exchange forward contracts	757	757	19	19

Financial liabilities
Foreign exchange forward contracts	229	229	16	16
Interest Rate Swap in cash flow hedges	3,090	3,090	4,386	4,386

Derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales.

Derivatives designated as hedging instruments reflect the change in fair value of the interest rate swap contract, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

26. Fair Value Measurement

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and at December 31, 2020:

As at June 30, 2021:

(EUR thousand)	Fair value measurement using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	100,786	100,786	—	—
Equity Investments others	810	—	—	810
Derivatives financial assets	757	—	757	—
Financial current assets	27,168	—	27,168	—
Other non-current financial assets	611	—	611	—

Total assets	130,132	100,786	28,536	810

Put & Call related to financial liabilities	6,706	—	—	6,706
Derivatives financial liabilities	3,319	—	3,319	—
Payables for subsidiary acquisition	236	—	—	236

Total Liabilities	10,261	—	3,319	6,942

As at December 31, 2020:

(EUR thousand)	Fair value measurement using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	115,599	115,599	—	—
Equity Investments others	760	—	—	760
Derivatives financial assets	19	—	19	—
Financial current assets	41,523	—	41,523	—
Other non-current financial assets	610	—	610	—

Total assets	158,512	115,599	42,153	760

Put & Call related to financial liabilities	6,706	—	—	6,706
Bonds at amortized cost	49,573	—	49,573	—
Derivatives financial liabilities	4,417	—	4,417	—
Payables for subsidiary acquisition	1,221	—	—	1,221

Total Liabilities	61,917	—	53,990	7,927

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate swaps is determined by considering the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts. The fair value of other financial assets is measured through other unobservable input in accordance with IFRS 13, detailed in Note 20.

No borrowings of the Group are listed debt. There are no transfers between Level 1, Level 2 and Level 3 during the six months ended June 30, 2021 and the year ended December 31, 2020.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of June 30, 2021 and December 31, 2020.

27. Employee benefits

Employee benefits are analysed as follows:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Employee Severance Pay	5,610	5,791
Jubilee benefits	239	239
Other post-employment plans	660	582
Long term incentive plan	2,676	1,780
Cash settled awards	—	21,333
Stock grant plan	1,353	—

Total employee benefits	10,539	29,725

Long-term Incentive plan

In order to align the interests of management with those of the Shareholders over the medium/long-term by establishing a strong link between remuneration and performance, the CEO approved a medium/long-term plan called the “Long-term Incentive plan” for the 2020-2023 four-year period involving a select number of Senior Management (Top Management and/or Key People) of the Companies of the Group and based on the meeting of the long-term industrial plan objectives.

Cash settled awards

Cash settled awards are incentive plans aimed at a limited number of executives and key resources of the Group. The 2012-2021 incentive plan and the 2018-2022 incentive plan were approved by the Board of Directors on February 9, 2012 and on September 12, 2018 respectively.

In order to concentrate in a single new plan the incentive mechanism that could more concretely and effectively contribute to the achievement of the redefined Company’s growth objectives, Stevanato Group proceeded with the early conclusion of the 2012-2021 incentive plan and with the revocation of 2018-2022 incentive plan.

On March 4, 2021 and on June 3, 2021, the Company exercised a call option to buy back n. 995,000 shares from the beneficiaries of the 2012-2021 incentive plan and irrevocably and unconditionally waived its rights to exercise the call option on n. 215,000 shares (number of shares as before the second share split). The parties also mutually agreed to close the 2018-2022 incentive plan; the net impact of such transactions led to a reduction in cash settled award liabilities.

Restricted Stock Grant Plan 2021-2027

The Shareholders’ Meeting of Stevanato Group S.p.A. on March 4, 2021 resolved to approve a share-based incentive plan, named “Restricted Stock Grant Plan 2021-2027” with the aim to involve people playing a strategic role in the Group in the economic and strategic development of Group, aligning their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan provides for three two-years periods included, respectively, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period), at the beginning of which a certain number of Stevanato Group ordinary shares – linked with the achievement within the end of each Vesting Period of specific targets in terms of consolidated revenues and EBITDA – will be assigned free of charge to the beneficiaries. For the EBITDA definition, please refer to section “Key Indicators of Performance and Financial Condition” of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations below. The assigned shares shall be registered to a Trustee company and shall be subject to the prohibition to sell and to the selling commitment in accordance to a one-year lock-up period.

The transfer of ownership of the shares will be finalized after signing with each beneficiary of an agreement which binds the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not be totally or partially achieved. A similar obligation is provided if, within the end of each vesting period, the employment relationship terminates.

In the event that certain over-performances with respect to the financial targets have been met, beneficiaries will be granted, free of charge, an additional number of Stevanato Group shares related to the Vesting Period in which the target were exceeded and such shares additional assigned will be subject to the time-limited prohibition to sell.

On July 3, 2021 a total of n. 87,000 ordinary shares, which were previously held in treasury, were assigned to the participants of the plan.

28. Provisions

The balances as of June 30, 2021 are detailed below:

(EUR thousand)	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total

At January 1, 2021	1,061	523	1,664	1,136	4,384
Arising during the period	57	11	4,238	26	4,332
Utilized	—	—	(112)	—	(112)
Unused amounts reversed	—	—	(4,505)	—	(4,505)
Exchange rate difference	0	17	33	—	50

At June 30, 2021	1,117	552	1,317	1,162	4,149

Current	—	—	—	—	—
Non-current	1,117	552	1,317	1,162	4,149

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the goods to the customers. The warranty provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.

The provision for legal proceeding and sundry risks represents management’s best estimate of the expenditures expected to be required to settle on otherwise resolve legal proceeding and disputes. As of March 31, 2021 a potential claim with a customer was identified which led to an accrual of about EUR 4 million. As of June 30, 2021 the situation has evolved positively thus leading to the release of the provisioned amount.

29. Other non-current liabilities

Other non-current liabilities as of June 30, 2021 and December 31, 2020 amount to EUR 1,831 thousand respectively EUR 1,808 thousand and are mainly related to holiday pay of Danish companies’ employees following the transition to the new Danish Holiday Act started in 2019.

30. Trade payables and other current liabilities

Trade payables amount to EUR 100,582 thousand at June 30, 2021 (EUR 118,740 thousand at December 31, 2020) and other current liabilities amount to EUR 48,227 thousand at June 30, 2021 (EUR 43,683 thousand at December 31, 2020), both are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

31. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

(EUR thousand)	At June 30, 2021	At December 31, 2020

Contract Liabilities	6,451	5,031
Advances from customers	46,675	48,361

Total contract liabilities and advances from customers	53,126	53,392

Current	53,126	53,392
Non-current	—	—

Contract liabilities relate to revenue earned from ongoing customer-specific construction contracts of the Engineering System Division and of the In-vitro diagnostic business. The Group has contract net liabilities of EUR 6,451 thousand and EUR 5,031 thousand as of June 30, 2021 and as of December 31, 2020 respectively. Contract assets gross amounts to EUR 15,554 thousand (EUR 10,828 thousand as of December 31, 2020), net of invoices issues of EUR 22,006 thousand (EUR 15,859 thousand as of December 31, 2020).

Advances from customers relate to sales whose revenues are recognized at point in time.

32. Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A. the controlling company Stevanato Holding S.r.l., unconsolidated subsidiaries of the Group and associates. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provide information about the Group’s structure, including details of the subsidiaries and the holding company.

Transaction with related parties refer to:

•	revenues for closure containment solutions from the associate Swissfillon AG;

•	service fees and rentals paid to Winkler & Co Ltd, the company whose owner holds minority interests in the subsidiary Ompi of Japan;

•	the purchase of products and rentals paid to Società Agricola Stella S.r.l., controlled by SFEM Italia S.r.l.;

•	rentals paid to SFEM Italia S.r.l., controlled by Stevanato family;

•

consulting services provided by Federici William and by MJB Consultants LLC, Progenitor Capital Partners LLC, and Studio Legale Spinazzi Azzarita Troi, whose beneficial owners are Board members in Stevanato Group;

•	industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of the minority shareholders of the subsidiary SVM;

•	rentals paid to members of Stevanato family;

•

in 2017 the Company disbursed a loan of EUR 1,069 thousand to Mr. Fabrizio Bonanni to facilitate the acquisition of shares under the cash settled award. Mr. Fabrizio Bonanni is a member of the board of Stevanato Group. Such loan has been fully reimbursed and terminated on March 10, 2021;

•

in 2017 the Company disbursed a loan of EUR 2,239 thousand to Mr. Mauro Stocchi to facilitate the acquisition of shares under the cash settled award. Mr. Mauro Stocchi is Chief Business Officer of Stevanato Group. Such loan has been fully reimbursed and terminated on June 3, 2021;

•

donations to the Stevanato Foundation, owned by Stevanato family. The foundation exclusively pursues the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation intervenes in support of children and young people in situations of serious difficulty due to their illnesses, the distress of their families or other situations that may affect their health or growth.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Interim Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended June 30,
	2021			2020
(EUR thousand)	Revenues	Costs*	Net financial expense	Revenues	Costs*	Net financial expense

Associate companies:
Swissfillon AG	372	—	(10)	426	—	(10)
Other related parties	—	(3,984)	(6)	—	2.040	(12)

Total transactions with related parties	372	(3,984)	(16)	426	2.040	(22)

*	Costs include cost of sales, selling, general administrative costs and other expenses net.

	For the six months ended June 30,
	2021			2020
(EUR thousand)	Revenues	Costs*	Net financial expense	Revenues	Costs*	Net financial expense

Associate companies:
Swissfillon AG	372	—	(10)	450	—	(10)
Other related parties	—	(4,687)	(17)	—	3,766	(24)

Total transactions with related parties	372	(4,687)	(27)	450	3,766	(34)

*	Costs include cost of sales, selling, general administrative costs and other expenses net.

	As at June 30, 2021				As at December 31, 2020
(EUR thousand)	Trade receivables	Trade payables	Other assets	Financial assets or liabilities	Trade receivables	Trade payables	Other assets	Financial assets or liabilities

Associate companies:
Swissfillon AG	10	—	—	1,313	88	—	—	1,342
Other related parties	—	303	—	(491)	—	55	24	3,646

Total transactions with related parties	10	303	—	822	88	55	24	4,988

As of June 30, 2021 costs for other related parties include the accrual reversal from the early termination of 2012-2021 and 2018-2022 incentive plans.

33. Covid-19 Pandemic

At the beginning of 2020, the World Health Organization declared the existence of an international emergency following the spread of SARS-CoV-2. Since the early stages of the spread of the epidemic, Stevanato Group has been strongly committed to safeguarding the health and safety of its employees, ensuring at the same time business continuity in all its premises. The company has implemented strict precautionary measures provided by national and regional regulations on personal and workplace hygiene, as well as on the organization of working life (such as reorganization of shifts) at its plants. It has adopted measures to avoid crowding, maximizing the use of remote working, allowing access to external personnel only if in compliance with current legislation. Sensitization activities about the importance of prevention, both at work and home, have been made throughout the period, and screening activities among staff have been performed when needed to increase prevention further.

Short-term impacts of Covid-19 on Stevanato Group production and operational capabilities included: (i) labor absenteeism; (ii) disruptions to production lines; (iii) delays in, and increased costs of, logistics; (iv) short-term drop in sales of certain non- Covid-19 related orders which were cancelled and or postponed; and (v) increased labor costs in the form of employee bonuses to recognize and reward general efforts during the pandemic.

Long-term effects of Covid-19 have included the acceleration of the Group business plan and growth strategy due to a general increase in demand for our products, processes and services. A significant part of our production has been devoted to supporting our customers in providing a rapid response to Covid-19 since the inception of the pandemic. The group has been supplying: (i) glass vials and syringes to producer of vaccines already in commercial phase as well as to more than 80% of the treatment and vaccine programs in advanced development phases (Phase I to Phase III) according to our estimates based on public information about treatments and vaccines (WHO, EMA, FDA); (ii) plastic diagnostic consumables for the detection and diagnosis of Covid-19; (iii) glass forming lines, which are being installed worldwide, to facilitate the distribution of glass bulks and sterile vials and syringes; and (iv) visual inspections systems. The governmental measures adopted to contain the outbreak of Covid-19 have also impacted the Group ability to carry out business development activities in the past few months; we believe this may have an impact on our ability to broaden our customer portfolio in the immediate future. Currently, it is not possible to predict with certainty the full scope of the impact of Covid-19 on our business and operations given much rests on future developments of the outbreak.

34. Events after the reporting period

The Group has evaluated subsequent events through August 19, 2021, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance.

On July 1, 2021 the Shareholders’ meeting approved the request for admission to trading functional to the listing and placement of the company’s ordinary shares on the New York Stock Exchange (NYSE). In order to create the free float necessary to ensure the sufficient circulation of the company’s shares on the NYSE, as a necessary prerequisite for trading, an initial public offering of the company’s shares was made in the form of a registered offering in the United States. The placement concerned both newly issued ordinary shares, as a paid capital increase, and shares put up for sale by the majority shareholder, Stevanato Holding S.r.l.

The shareholders’ meeting therefore resolved to increase the share capital by issuing a maximum of 40,000,000 ordinary shares with the exclusion of the option right as a service of the trading of ordinary shares on the NYSE.

The Shareholders’ meeting further resolved to adopt the new Company bylaws which contain the partition of the share capital into two categories of shares, ordinary shares and A shares, the latter not being listed, as well as the splitting of the 100,010,000 existing shares into a total of 272,427,240 shares.

On July 16, 2021 Stevanato Group began trading on the New York Stock Exchange under the symbol STVN placing 32,000,000 share at USD 21 each. Stevanato Group S.p.a. offered 22,400,000 ordinary shares while the selling shareholder, Stevanato Holding S.r.l., offered an additional 9,600,000 ordinary shares. The Gross Proceeds for the IPO shares placed by the Group were USD 470,400 thousand.

On July 29, 2021, the Board of Directors notified the reaching of a non-binding agreement with the minority shareholder for the acquisition of the remaining 35% of the share capital in SVM at a price that approximates to the fair value recorded in the financial statements as of June 30, 2021 and conferred on the Chairman and the Chief Executive Officer every broader power to proceed with all the acts necessary for the negotiation and the execution of the acquisition by the subsidiary Stevanato Group International.

On August 13, 2021 the underwriters partially exercised their over-allotment option and purchased additional 1,018,280 ordinary shares at the same price as the ordinary shares offered at IPO on July 16, 2021. Stevanato Group S.p.a. offered additional 712,796 ordinary shares while the selling shareholder, Stevanato Holding S.r.l., offered additional 305,484 ordinary shares. The Gross Proceeds for the Group related to the additional shares offered were USD 14,969 thousand.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statement

For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics, biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics and increasing quality standards and regulation.

We operate our business in two segments:

•

Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and

•

Engineering, which includes all of the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. “High-value” solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our “high-value” solutions deliver significant benefits to customers in terms of time-to-market and reduced total cost of ownership. Among our key “high-value” solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to clients’ needs.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2021	2020	%	2021	2020	%
Net Revenues	204.0	161.8	26.1	396.8	298.2	33.1
Gross Profit	63.7	48.9	30.3	129.1	88.4	46.0
Operating Profit	47.6	27.1	75.6	90.5	42.5	112.9
Profit Before Tax	47.9	27.8	72.3	89.6	38.6	132.1
Net Profit attributable to:
Equity holders of the parent	34.4	20.8	65.4	71.0	28.1	152.7
Non-controlling interest	0.0	(0.1)	(100.0)	0.0	(0.1)	(100.0)
Basic earnings per common share (in €)	0.14	0.09	55.6	0.29	0.12	141.7
Diluted earnings per common share (in €)	0.14	0.09	55.6	0.29	0.12	141.7

Consolidated Statement of Financial Position Data

	(Amounts in € millions)
	As of June 30,	As of December 31,	Change
	2021	2020	€
Assets
Total current assets	510.9	492.8	18.1
Total non-current assets	496.5	475.2	21.3
Total assets	1,007.4	968.0	39.4

Liabilities and equity
Total current liabilities	331.1	316.2	14.9
Total non-current liabilities	294.9	341.7	(46.8)
Total liabilities	625.9	657.8	(31.9)
Total liabilities and equity	1,007.4	968.0	39.4

Covid-19 Pandemic update

Initial short-term impacts of Covid-19 on our production and operational capabilities affected us principally in 2020 and included: (i) labor absenteeism; (ii) disruptions to production lines; (iii) delays in, and increased costs of, logistics; (iv) short-term drop in sales of certain non-Covid-19 related orders, which were cancelled and or postponed; and (v) increased labor costs in the form of employee bonuses to recognize and reward general efforts during the pandemic.

Despite the initial short-term operational disruption, and the impact that the measures established to respond to the COVID- 19 pandemic had on our ability to carry out business development activities (which we believe may have had an impact on our ability to broaden our customer portfolio in the short-term), sales of syringes and vials to and for vaccination programs globally and visual inspection systems, increased resulting in a revenue growth acceleration in 2020, and a further acceleration in the first six months of 2021. As of June 30, 2021, we supplied: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); (ii) plastic diagnostic consumables for the detection and diagnosis of Covid-19; (iii) glass forming lines, which are being installed worldwide, to facilitate the distribution of glass bulks and sterile vials and syringes; and (iv) visual inspection systems. Going forward, we anticipate that demand for syringes, vials and related products and services will remain elevated as the Covid-19 vaccine and treatment roll-out continues globally and, more generally, as epidemic preparedness, including through new vaccination programs and booster shots, becomes a greater priority going forward. However, there remains uncertainty around the magnitude of the long-term impact of Covid-19 on demand for our solutions.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates. Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods and that of our competitors. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following table sets forth the calculation of Constant Currency Revenue for the three months and six months ended June 30, 2021 and 2020 and provides a reconciliation to the most comparable IFRS measure, Revenue.

	Biopharmaceutical and Diagnostic Solutions			Engineering
For the three months ended June 30, 2021	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering
Reported Revenue	48.1	126.7	174.8	29.1
Effect of changes in currency translation rates	2.1	1.9	4.0	—
Constant Currency Revenue	50.2	128.7	178.8	29.1

	Biopharmaceutical and Diagnostic Solutions			Engineering
For the six months ended June 30, 2021	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering
Reported Revenue	93.0	242.4	335.4	61.4
Effect of changes in currency translation rates	4.1	5.7	9.8	(0.1)
Constant Currency Revenue	97.2	248.0	345.2	61.3

EBITDA

EBITDA is defined as net profit before income tax expenses, net financial expenses, including share of profit of associates, amortization and depreciation. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors.

The following table sets forth the calculation of EBITDA for the three months and six months ended June 30, 2021 and 2020, and provides a reconciliation of this non-GAAP measure to the most comparable IFRS measure, Net Profit.

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June, 30		Change	For the six months ended June, 30		Change
	2021	2020	%	2021	2020	%
Net Profit	34.5	20.7	66.7	71.0	27.9	154.5
Income Taxes	13.4	7.1	88.7	18.6	10.6	75.5
Finance Income	(2.3)	(3.8)	(39.5)	(4.3)	(9.5)	(54.7)
Finance Expenses	2.4	3.4	(29.4)	5.6	13.6	(58.8)
Share of Profit of an Associate	(0.4)	(0.2)	100.0	(0.4)	(0.2)	100.0
Operating Profit	47.6	27.1	75.6	90.5	42.5	112.9
Depreciation and Amortization	13.4	13.1	2.3	26.4	25.7	2.7
EBITDA	61.0	40.2	51.7	116.9	68.2	71.4

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit and Adjusted Operating profit Margin

Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted Earnings per Share (net of treasury shares) represent EBITDA, Operating Profit, Income Taxes, Net Profit and Diluted Earnings per Share (net of treasury shares), respectively, in each case as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted Earnings per Share (net of treasury shares) are provided in order to present how the underlying business has performed excluding the impact of the adjusted items, which may alter the underlying performance and impair comparability of results between the periods.

The following table sets forth the calculation of Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted Earnings per Share (net of treasury shares), Adjusted EBITDA Margin and Adjusted Operating Profit margin for the three months and six months ended June 30, 2021 and 2020. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

For further information on Non-recurring items see “Cost of Sales” and “General and Administrative Expenses” below.

For the three months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	61.0	47.6	13.4	34.5	0.14
Adjusting items:
Restructuring and related charges (1)	0.7	0.7	0.2	0.5	0.00
Incentive Plans Settlement (2)	(7.8)	(7.8)	(4.0)	(3.8)	(0.02)
IPO costs reversed (booked as at March, 31 2021)(3)	(1.5)	(1.5)	(0.4)	(1.1)	(0.00)

Adjusted	52.4	39.0	9.2	30.1	0.12

Adjusted Margin	25.7%	19.1%

For the six months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	116.9	90.5	18.6	71.0	0.29
Adjusting items:
Restructuring and related charges (1)	1.0	1.0	0.3	0.7	0.00
Incentive Plans Settlement (2)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Tax Incentive—Patent Box(4)	—	—	5.5	(5.5)	(0.02)

Adjusted	108.0	81.6	19.6	61.1	0.25

Adjusted Margin	27.2%	20.6%

For the three months ended June 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	40.2	27.1	7.1	20.7	0.09
Adjusting items:	—	—	—	—	—

Adjusted	40.2	27.1	7.1	20.7	0.09

Adjusted Margin	24.8%	16.7%

For the six months ended June 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	68.2	42.5	10.6	27.9	0.12
Adjusting items:	—	—	—	—	—

Adjusted	68.2	42.5	10.6	27.9	0.12

Adjusted Margin	22.9%	14.2%

(1)

During the three and the six months ended June 30, 2021, the Group recorded € 0.7 million and € 1.0 million respectively in restructuring and related charges for the consolidation of Balda plants in the U.S.

(2)

During the three and the six months ended June 30, 2021, the Group recorded € 7.8 million and € 9.9 million respectively, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.

(3)	During the three months ended June 30, 2021, the Group reversed the IPO project costs prudentially accrued at P&L as of March 31, 2021.

(4)

During the first quarter 2021, the Group reached an agreement with Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive € 5.5 million tax saving for the financial years 2016-2020.

Capital Expenditure (CAPEX)

Capital Expenditure, or CAPEX, is the sum of investment amounts in tangible fixed assets and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets.

The following table sets forth the CAPEX for the six months ended June 30, 2021 and 2020.

	(Amounts in € millions)
	As of June 30,	As of June 30,	Change
	2021	2020	€
Addition to Property, plants and equipment	43.3	38.2	5.1
Addition to Intangible Assets	2.1	2.1	0.0

CAPEX	45.4	40.3	5.1

For further information on Capital Expenditure on a paid-out cash basis see “Liquidity and Capital Resources Capital Expenditure” below.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a cash basis.

The following table sets forth the calculation of Free Cash Flow for the three months and six months ended June 30, 2021 and 2020.

	(Amounts in € millions)
	For the three months ended June 30,		Change
	2021	2020	€
Cash Flow from Operating Activities	54.1	53.9	0.2
Interest paid	1.1	1.3	(0.2)
Interest received	(0.2)	(0.1)	(0.1)
Purchase of property, plant and equipment	(22.3)	(17.3)	(5.0)
Purchase of intangible assets	(1.4)	(1.5)	0.1

Free Cash Flow	31.3	36.3	(5.0)

	(Amounts in € millions)
	For the six months ended June 30,		Change
	2021	2020	€
Cash Flow from Operating Activities	60.0	44.6	15.4
Interest paid	2.3	2.4	(0.1)
Interest received	(0.3)	(0.4)	0.1
Purchase of property, plant and equipment	(44.1)	(41.4)	(2.7)
Purchase of intangible assets	(2.1)	(2.1)	0.0

Free Cash Flow	15.8	3.1	12.7

For further information on cash flow see “Liquidity and Capital Resources Operating and Investing Activities” below.

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solution segment, and (ii) certain one-off agreements, with regards to our Engineering segment. We recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are generally not entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, ranges from several months to many years For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand. Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including: (a) the size, complexity and duration of projects; and (b) the cancellation or delay of projects.

Our backlog as of June 30, 2021 was €739 million, compared to a total backlog of €606.7 million as of December 31, 2020 and of €395.8 as of June 30, 2020.

Although an increase in backlog will generally result in an increase in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Results of Operations

Three months and six months ended June 30, 2021 versus three months and six months ended June 30, 2020

The following table sets forth our results of operations for the three months ended June 30, 2021 and 2020.

	(Amounts in € millions)
	For the three months ended June 30,				Change
	2021	% of revenue	2020	% of revenue	€
Revenue	204.0	100.0%	161.8	100.0%	42.2
Costs of sales	140.3	68.8%	113.0	69.8%	27.3

Gross Profit	63.7	31.2%	48.9	30.2%	14.8
Other operating Income	2.3	1.1%	1.8	1.1%	0.5
Selling and Marketing Expenses	5.4	2.7%	5.1	3.1%	0.3

Research and Development Expenses	6.9	3.4%	3.8	2.4%	3.1
General and Administrative Expenses	6.0	3.0%	14.6	9.0%	(8.6)

Operating Profit	47.6	23.3%	27.1	16.8%	20.5
Finance Income	2.3	1.1%	3.8	2.4%	(1.5)
Finance Expense	2.4	1.2%	3.4	2.1%	(1.0)
Share of Profit of an Associate	0.4	0.2%	0.2	0.1%	0.2

Profit Before Tax	47.9	23.5%	27.8	17.2%	20.1

Income Taxes	13.4	6.6%	7.1	4.4%	6.3

Net Profit	34.5	16.9%	20.7	12.8%	13.8

The following table sets forth our results of operations for the six months ended June 30, 2021 and 2020.

	(Amounts in € millions)
	For the six months ended June 30,				Change
	2021	% of revenue	2020	% of revenue	€
Revenue	396.8	100.0%	298.2	100.0%	98.6
Costs of sales	267.7	67.5%	209.9	70.4%	57.8

Gross Profit	129.1	32.5%	88.4	29.6%	40.7
Other operating Income	5.5	1.4%	2.1	0.7%	3.4
Selling and Marketing Expenses	11.3	2.8%	11.3	3.8%	0.0
Research and Development Expenses	12.7	3.2%	7.8	2.6%	4.9
General and Administrative Expenses	20.0	5.0%	28.8	9.7%	(8.8)

Operating Profit	90.5	22.8%	42.5	14.3%	48.0
Finance Income	4.3	1.1%	9.5	3.2%	(5.2)
Finance Expense	5.6	1.4%	13.6	4.6%	(8.0)
Share of Profit of an Associate	0.4	0.1%	0.2	0.1%	0.2

Profit Before Tax	89.6	22.6%	38.6	12.9%	51.0
Income Taxes	18.6	4.7%	10.6	3.6%	8.0

Net Profit	71.0	17.9%	27.9	9.4%	43.1

Revenue

Revenue at current exchange rates increased by €42.2 million, or 26.1%, to €204.0 million for the three months ended June 30, 2021, compared to €161.8 million for the three months ended June 30, 2020 driven by growth in both Segments as a result of increased demand due to the continuing impact of Covid-19 on our industry as well as revenue derived from orders placed in 2020 and early 2021 being manufactured and delivered to customers, which was partially offset by unfavorable currency translations. Covid-19 contributed marginally to our increase in revenue for 2020 as Covid-19 vaccination deployment began only around the end of the calendar year in certain western countries. However, in 2021, Covid-19 related revenue grew significantly as Covid-19 vaccination programs were deployed in several countries worldwide. For the three months ended June 30, 2021, we estimate that Covid-19 related revenue equated to 14.8% of our total revenue. Currency movements in U.S. Dollars and Brazilian Real had a negative impact in 2021. Excluding this effect, the increase in revenue on a constant currency basis was 28.5%.

Revenue at current exchange rates increased by €98.6 million, or 33.1%, to €396.8 million for the six months ended June 30, 2021, compared to €298.2 million for the six months ended June 30, 2020 driven by growth in both Segments as a result of increased demand due to the increasing impact of Covid-19 on our industry and delivery of previously placed orders, which was partially offset by unfavorable currency translations. Covid-19 contributed marginally to our increase in revenue for 2020 as Covid-19 vaccination deployment began only around the end of the calendar year in certain western countries. However, in 2021, Covid-19 related revenue grew significantly as Covid-19 vaccination programs were deployed in several countries worldwide. For the six months ended June 30, 2021, we estimate that

Covid-19 related revenue equated to 14.4% of our total revenue. Currency movements in U.S. Dollars and Brazilian Real had a negative impact in 2021. Excluding this effect, the increase in revenue on a constant currency basis was 36.3%.

Biopharmaceutical and Diagnostic Solutions segment

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €32.4 million, or 22.7%, to €174.8 million for the three months ended June 30, 2021, compared to €142.4 million in the three months ended June 30, 2020. For the three months ended June 30, 2021, high-value solutions accounted for approximately 27.5% of revenue, compared to 26.5% for the three months ended June 30, 2020. Revenue growth for this segment was due in part to a general increase in our high-value solutions sales by €10.4 million, or 27.4%, to €48.1 million for the three months ended June 30, 2021, compared to €37.7 million for the three months ended June 30, 2020, driven by increased demand. In addition, other containment and delivery solutions sales grew by €22.0 million, or 21.0%, to €126.7 million for the three months ended June 30, 2021, compared to €104.7 million for the three months ended June 30, 2020.

On a constant currency basis, revenue generated by high-value solutions increased by €12.4 million, or 32.9%, for the three months ended June 30, 2021, while revenue generated by other containment and delivery solutions increased by €24.0 million, or 22.9%.

Revenue generated by the Biopharmaceutical and Diagnostic Solutions Segment increased by €72.6 million, or 27.6%, to €335.4 million for the six months ended June 30, 2021, from €262.8 million for the six months ended June 30, 2020. Revenue growth for this segment was due to in part: (i) the increase in sales volumes of our premium priced “high-value” solutions, which grew by €25.1 million, or 36.9%, to €93.0 million for the six months ended June 30, 2021, compared to €68.0 million for the six months ended June 30, 2020 driven by increased demand, and reflecting our continuing efforts to strategically shift towards a product mix that includes a higher proportion of “high-value” solutions, such as EZ-Fill® products and molecular diagnostic plastic parts; and (ii) a general increase in demand for our other containment and delivery solutions due to the increasing impact of Covid-19 on our industry and delivery of previously placed orders, which caused sales to increase by €47.5 million, or 24.4%, to €242.4 million for the six months ended June 30, 2021, from €194.9 million for the six months ended June 30, 2020. Covid-19 contributed to a higher demand for our products, causing a revenue increase which more than offset any decrease in sales of our products to businesses impacted by Covid-19 such as anesthetic, diagnostic, plastic and minor surgeries related businesses.

On a constant currency basis, revenue generated by high-value solutions increased by €29.2 million, or 43.0%, for the six months ended June 30, 2021, while revenue generated by other containment and delivery solutions increased by €53.2 million, or 27.3%.

The Company monitors its utilization rates in its Biopharmaceutical and Diagnostics Solutions Segment (BDS) in order to appropriately plan for its longer-term capacity needs. The Company works in partnership with its clients to determine their required product needs, production timing and order delivery. While utilization rates vary from product to product, the Company currently estimates that it has an average utilization rate in its BDS Segment of approximately 80% to 85%.

Engineering segment

Revenue generated by the Engineering segment increased by €9.7 million, or 50.0%, to €29.1 million for the three months ended June 30, 2021, compared to €19.4 million for the three months ended June 30, 2020. Revenue increase in this segment and in all our product lines, namely glass converting machines, visual inspection systems and assembly and packaging machines.

Revenue generated by the Engineering Segment, increased by €26.0 million, or 73.4%, to €61.4 for the six months ended June 30, 2021, compared to €35.4 million for the six months ended June 30, 2020. Growth in this segment was mainly driven by higher sales of visual inspection systems as well as glass forming machines for a total of € 22.3 million. Revenue further grew by €3.0 million as a result of our attempts to better serve our customers and to increase our share in after sales area, as well as by €0.7 million increase in packaging and assembly business.

We do not consider any of the revenue in our Engineering segment to be attributable to Covid-19 on the basis that we cannot accurately determine the end uses of our products and that most of our products have life cycles of 10 years or more, and therefore bear a reasonably likely chance of being used for purposes other than Covid-19 related.

Revenue Breakdown by Region

Our ongoing geographic expansion resulted in an increase in sales in all geographic regions where we operate. For the three months ended June 30, 2021, in APAC we experienced the fastest growth. For the three months ended June 30,

2021, in APAC, we reported a €14.2 million, or 103.1% increase. For the same period, in North America, we reported a €5.9 million, or 13.0% increase while in Europe and the South American region, we reported a €21.9 million, or 22.6%, and a €0.1 million, or 2.4%, increase respectively.

For the six months ended June 30, 2021, our revenue grew: (i) by €29.1 million, or 38.1%, in North America (which accounted for approximately 26.6% of our total revenue for the six months ended June 30, 2021), (ii) by €19.4 million, or 78.8%, in the APAC region (which accounted for approximately 11.1% of our total revenue for the six months ended June 30, 2021), (iii) by €48.6 million, or 26.0%, in EMEA (which accounted for approximately 59.5% of our total revenue for the six months ended June 30, 2021), and (iv) by €1.4 million, or 14.1%, in South America (which accounted for approximately 2.8% of our total revenue for the six months ended June 30, 2021).

Revenue increase in the North America and the APAC regions resulted from our recent international expansion efforts through more focused sales and business development activities as well as our increase in Covid-19 related products and services. We continue to experience the highest demand in these regions and have focused our efforts accordingly.

Cost of Sales

Cost of sales increased by €27.3 million, or 24.2%, to €140.3 million for the three months ended June 30, 2021, compared to €113.0 million for three months ended June 30, 2020. Our overall cost of sales increased less than proportionally compared to our revenues, principally due to our continuing efforts to optimize operations through increased efficiency in our production processes and maximizing the use of our installed production capacity. The increase in cost of sales resulted from a general increase in cost of materials and components and direct and indirect personnel costs mainly due to support the significant growth of our sales volumes.

Cost of sales increased by €57.8 million, or 27.5%, to €267.7 million for the six months ended June 30, 2021, compared to €209.9 million for the six months ended June 30, 2020, mainly due to the cost of materials, components and labor expenses related to the production and distribution of goods and services. Cost of sales increased less than proportionally compared to our revenue, mainly due to our ongoing efforts to maximize efficiency and to maximize our installed capacity.

For the six months ended June 30, 2021, cost of sales includes € 0.7 million non-recurring restructuring costs related to the consolidation of our Balda plants in the U.S.

Gross Profit

Gross profit increased by €14.8 million, or 30.3%, to €63.7 million for the three months ended June 30, 2021, compared to €48.9 million for the three months ended June 30, 2020. This increase was mainly driven by our Biopharmaceutical and Diagnostic Solutions Segment for which gross profit improved due to an increase in more accretive “high-value” solutions and Covid-19 related products and services as well as an increase in efficiency by better leveraging our installed capacity and fixed expenses. The increase in the Engineering Segment gross profit was mainly driven by a substantial growth in sales of vision inspection and glass converting machinery and by the adoption of integrated project management systems in our plants which created synergies and improved utilization of resources as well as standardization of supplies and processes. Gross profit also benefitted from a greater focus on aftersales activities, which are more accretive compared to the sale of machinery.

Gross profit increased by €40.7 million, or 46.1%, to €129.1 million for the six months ended June 30, 2021, compared to €88.4 million for the six months ended June 30, 2020. This increase was mainly driven by the Biopharmaceutical and Diagnostic Solutions Segment due to a higher mix of “high-value” solutions and Covid-19 related products and services as well as improved efficiencies through our business optimization and operational excellence program. The increase in the Engineering Segment gross profit was mainly driven by the higher sales volumes in addition to an increase in after sales as well as standardization initiatives that increased efficiencies across the Engineering plants. The better profitability has been shown especially in glass forming and in pharma vision business.

Other Operating Income

Other operating income increased by €0.5 million, or 27.8% to €2.3 million for the three months ended June 30, 2021, compared to €1.8 million for the three months ended June 30, 2020. Other operating income represents a minor part of our income and its amount varies yearly depending of the specific business agreements in place.

Other operating income, which includes revenue from feasibility studies, design, development and industrialization of new products not derived from the sale of our products, services and solutions, increased by €3.4 million, or 161.9%, to €5.5 million for the six months ended June 30, 2021, compared to €2.1 million for the six months ended June 30, 2020. Other operating income represents a minor part of our income and its amount varies yearly depending of the specific business agreements in place.

Selling and Marketing Expenses

Selling and marketing expenses increased by €0.3 million, or 5.9%, to €5.4 million for the three months ended June 30, 2021, compared to €5.1 million for the three months ended June 30, 2020. The increase, mainly driven by an increase in personnel expenses to support the ongoing growth in our business, was partially offset by the decrease in bad and doubtful debts provision.

Selling and marketing expenses were substantially unchanged at €11.3 million for the six months ended June 30, 2021, compared to €11.3 million for the six months ended June 30, 2020. These expenses are mainly related to personnel expenses for our sales organization. They also include depreciation and provisions for bad and doubtful debts of €1.5 million for the six months ended June 30, 2021 (€2.2 million for the six months ended June 30, 2020). The expenses are substantially in line due to the combined effect of an increase in personnel expenses to support the ongoing growth in our business, which completely offset the reduction in bad debt provision and the decrease in travel costs and trade shows canceled as a result of the Covid-19 pandemic (which instead had affected the first months of 2020).

Research and Development Expenses

Research and development expenses increased by €3.1 million, or 81.6%, to €6.9 million for the three months ended June 30, 2021, compared to €3.8 million for the three months ended June 30, 2020, mainly in connection with investing in our drug delivery systems business, establishing our new research and development lab in Boston and the efforts to sustain and accelerate the Company’s Container Closure Systems “high-value” solution pipeline. The increase was also driven by an increase in personnel expenses as a result of new hirings.

Research and development expenses increased by €4.9 million, or 62.8%, to €12.7 million for the six months ended June 30, 2021, compared to €7.8 million for the six months ended June 30, 2020. Such expenses include costs for research and development activities to support the innovation of our products and components and include amortization of capitalized development costs. The increase in research and development expenses reflects our strategy to accelerate the growth of our “high-value” solutions pipeline.

General and Administrative Expenses

General and administrative expenses decreased by €8.6 million, or 58.9%, to €6.0 million for the three months ended June 30, 2021, compared to €14.6 million in the three months ended June 30, 2020. The decrease was mainly due to a €7.8 million reduction in personnel expenses following a non-recurring accrual reversal related to cash settled awards under some early terminated incentive plans. Normalizing the costs from this non-recurring item, general and administrative expenses slightly increased by €0.7 million.

General and administrative expenses decreased by €8.8 million, or 30.6%, to €20.0 million for the six months ended June 30, 2021, compared to €28.8 million for the six months ended June 30, 2020. These expenses mainly comprise personnel expenses for management of the Company as well as depreciation and amortization of €2.9 million (compared to €3.0 million in 2020), of which amortization of fair value adjustments from purchase price allocations amounted to €0.5 million (as in 2020). The decrease in general and administrative expenses is mainly due to a non-recurring accrual reversal of €9.9 million related to the early termination of incentive plans aimed at a limited number of key managers which has been partially offset by € 0.2 million restructuring costs for the consolidation of our Balda plants in the U.S. Normalizing the costs from this non-recurring items, general and administrative expenses increased by € 0.9 million.

Operating Profit

As a result of the foregoing, operating profit increased by €20.5 million, or 75.6%, to €47.6 million for the three months ended June 30, 2021, compared to €27.1 million for the three months ended June 30, 2020. This included a one-time benefit of €8.6 million gross profit, which is €4.5 million of net profit, or €0.02 of diluted earnings per share (net of treasury shares). The majority of this related to the termination of a stock incentive plan. As a result, second quarter, diluted earnings per share were €0.14 and adjusted diluted earnings per share were €0.12 (calculated assuming weighted issued shares of approximately 241.0 million and net of treasury shares).

As a result of the foregoing, operating profit increased by €48.0 million, or 112.9%, to €90.5 million for the six months ended June 30, 2021, compared to €42.5 million for the six months ended June 30, 2020.

Net Finance Expenses

Finance expenses, net of finance income, increased by €0.5 million, to €0.1 million net expenses for the three months ended June 30, 2021, from €(0.4) million net income for the three months ended June 30, 2020. The change in net finance expenses is mainly due to a decrease in net foreign exchange losses, partially offset by a revaluation of derivative financial instruments.

Finance expenses, net of finance income, decreased by €2.8 million, or 68.3%, to €1.3 million for the six months ended June 30, 2021, from €4.1 million for the six months ended June 30, 2020. For the six months ended June 30, 2020, finance expenses were affected by the significant fluctuations in the exchange rate of the main currencies we are exposed to (in particular the Mexican Pesos). The decrease in finance expenses in 2021 is mainly due to a decrease in net foreign exchange gains, partially offset by the lesser devaluation of derivative financial instruments.

Profit Before Tax

Profit before taxes increased by €20.1 million, or 72.3%, to €47.9 million for the three months ended June 30, 2021, compared to €27.8 million for the three months ended June 30, 2020.

Profit before taxes increased by €51.0 million, or 132.1%, to €89.6 million for the six months ended June 30, 2021, compared to €38.6 million for the six months ended June 30, 2020.

Income Taxes

Income taxes increased to €13.4 million for the three months ended June 30, 2021, compared to €7.1 million for the three months ended June 30, 2020. Our effective tax rate increased by 2.58%, from 25.46% to 28.03% in the second quarter of 2021. The effective tax rate was negatively affected by the reversal of a deferred tax assets amounting to €1.8 million following the early termination of certain legacy incentive plans that were replaced by a new stock grant plan. The normalized effective tax rate without this one-off item is 24.30%.

Income taxes increased by €8.0 million, or 7.5%, to €18.6 million for the six months ended June 30, 2021, compared to €10.6 million for the six months ended June 30, 2020. Average tax rate decreased by 6.86% from 27.59% to 20.72% for the six months ended June 30, 2021.

In March 2021, the group reached an agreement with the Italian Tax Authority regarding the applicability of the so called “Patent box regime”, resulting in a retroactive €5.5 million tax saving for the financial years 2016-2020. The effective tax rate was negatively affected by the reversal of a deferred tax assets amounting to €2.0 million following the early termination of certain legacy incentive plans that were replaced by a new stock grant plan. The normalized effective tax rate without these one-off items is 24.59%.

Income Taxes for the three months ended June 30, 2021 and 2020

	(Amounts in € millions)
	For the three months ended June 30,		Change
	2021	2020	€
Income Tax Expenses reported in the statement of profit or loss	13.4	7.1	6.3

Income Taxes for the six months ended June 30, 2021 and 2020

	(Amounts in € millions)
	For the six months ended June 30,		Change
	2021	2020	€

Income Tax Expenses reported in the statement of profit or loss	18.6	10.6	8.0

Net Profit

Net profit increased by €13.8 million, or 66.6%, to €34.5 million for the three months ended June 30, 2021, compared to €20.7 million for the three months ended June 30, 2020.

Net profit increased by €43.1 million, or 154.5%, to €71.0 million for the six months ended June 30, 2021, compared to €27.9 million for the six months ended June 30, 2020.

Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by our operating activities and debt financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents and medium and long-term loans from a number of financial institutions, as described below. For the six months ended June 30, 2021 we had cash and cash equivalents of €100.8 million and other current financial assets of €27.9 million, while as of December 31, 2020 we had cash and cash equivalents of €115.6 million and other financial assets of €41.5 million. Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were €331.1 million as of June 30, 2021 (compared to €316.2 million as of December 31, 2020) which includes €100.6 million trade payables, €6.5 million contract liabilities, €46.7 million advances from customers, €75.1 million financial liabilities (including Fair value of derivatives and Financial payables for shares acquisition), €48.5 million tax payables, €5.5 million lease liabilities and €48.2 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

On July 20, 2021, we completed our initial public offering, at completion of which we received aggregate net proceeds of approximately $439.2 million, after deducting underwriting discounts and commissions and offering expenses. On August 18, the underwriters further purchased 712,796 additional newly issued shares from the Company to cover over-allotments driving the total net proceeds of the offering to approximately $453.5 million. We intend to use the net proceeds from the offering for general corporate purposes, including enabling us to satisfy the requirements of our investing activities and working capital needs and ensuring an appropriate level of operating and strategic flexibility. In particular, we plan to use part of the proceeds to further expand our manufacturing facilities in Piombino Dese, Italy, establish new greenfield plants for EZ-Fill® products, with a strong focus on biologics and vaccines, in Indiana (U.S.) and Zhangjiagang (China) (focusing also on engineering), and pursue strategic acquisitions to broaden our offering, our technical know-how and our international footprint. However, as our business needs continue to evolve, our intended use of proceeds may vary accordingly.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations. As of June 30, 2021, the leverage ratio between our net financial position and last twelve months EBITDA amounted to 1.0 compared to 1.4 as of December 31, 2020.

Capital Expenditures

Our capital expenditures consist of property, plant and equipment and intangible assets. During the six months ended June 30, 2021, our total capital expenditures were €45.4 million, which included (i) €35.2 million relating to our capacity expansion (including €24.8 for new production lines in Piombino Dese – of which €18.8 million is tied to our high margin EZ-Fill® -products, €4.1 million for new production lines in other plants, particularly in Mexico,

€5.3 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions, and €1.0 million for molds), (ii) €4.1 million for maintenance, increasing quality, refurbishment and improving our IT systems, (iii) €3.1 million to improve efficiency of our production processes, (iv) €1.2 million to improve safety our plants and production sites, and (v) €1.9 million for research and development, including laboratory equipment, molds and other related equipment.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € millions)
	For the three months ended June 30,	For the three months ended June 30,	Change
	2021	2020	€
Cash flows from operating activities	54.1	53.9	0.2
Cash flows from investing activities	(24.3)	(18.8)	(5.5)
Cash flows from / (used in) financing activities	(10.0)	17.4	(27.4)

Net change in cash and cash equivalents	(19.8)	52.5	(72.3)

	(Amounts in € millions)
	For the six months ended June 30,	For the six months ended June 30,	Change
	2021	2020	€
Cash flows from operating activities	60.0	44.6	15.4
Cash flows from investing activities	(46.7)	(43.5)	(3.2)
Cash flows from / (used in) financing activities	(29.8)	20.4	(50.2)

Net change in cash and cash equivalents	(16.6)	21.6	(38.0)

Cash generated from operating activities

Net cash generated from operating activities was €54.1 million for the three months ended June 30, 2021, compared to €53.9 million cash generated from operating activities in the three months ended June 30, 2020. This improvement was primarily of EBITDA generation of €61.0 million as well as by the €5.6 million cash generated from the net change in working capital, which were partially offset by the €11.6 million in cash absorbed from the change in other provision and employee benefits.

Net cash generated from operating activities was €60.0 million for the six months ended June 30, 2021, compared to €44.6 million cash generated from operating activities in the six months ended June 30, 2020. This improvement was primarily the result of EBITDA generation of €116.9 million, partially offset by the €41.9 million cash absorbed from the net change in working capital, which was driven in part by the increase in inventories and the decrease in trade payables, and by the €8.7 million cash absorbed from the change in other provision and employee benefits.

Cash used in investing activities

Net cash used in investing activities was €24.3 million for the three months ended June 30, 2021, compared to €18.8 million for the three months ended June 30, 2020, primarily for the purchase of property and equipment to increase our production capacity for both our EZ-Fill product portfolio and our bulk business, and we also continued to invest cash in R&D activities.

Net cash used in investing activities was €46.7 million for the six months ended June 30, 2021, compared to €43.5 million for the six months ended June 30, 2020, primarily for the purchase of property and equipment to increase our production capacity for both our EZ-Fill product portfolio and our bulk business, and we also continued to invest cash in R&D activities.

Cash used in financing activities

Net cash used in financing activities was €10.0 million for the three months ended June 30, 2021, compared to €17.4 million generated from financing activities for the three months ended June 30, 2020. As of June 30, 2021, €2.5 million related to new borrowings and €22.0 million to loan repayments. Payment of the principal portion of lease liabilities was €1.7 million while the payment for the acquisition of non-controlling interests amounted to about €0.9 million. The proceeds from other current financial activities were €12.0 million mainly due to the partial redemption of the insurance policies.

Net cash used in financing activities was €29.8 million for the six months ended June 30, 2021, compared to €20.4 million generated from financing activities for the six months ended June 30, 2020. As of June 30, 2021, €6.6 million related to new borrowings and €33.4 million to loan repayments. Dividends distributed amounted to €11.2 million, payment of the principal portion of lease liabilities was €3.3 million while the payment for the acquisition of non-controlling interests amounted to about €1.0 million. The proceeds from other current financial activities were €12.5 million mainly due to the partial redemption of the insurance policies.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was €19.8 million for the three months ended June 30, 2021 (compared to €52.5 million for the three months ended June 30, 2020).

The net change in cash and cash equivalents was €16.6 million for the six months ended June 30, 2021 (compared to €21.6 million for the six months ended June 30, 2020).

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 3 to our Interim condensed consolidated financial statements for the six months end June 30, 2021.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•	financial market risk, mainly relating to foreign currency exchange rates and to interest rates;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and, to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries the Group operates in.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance, and are therefore identified and monitored. We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy. Hedging activities are mainly executed at the corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, also taking account of budgeted future revenues and costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•	Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•

The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures included the exchange rate between the Euro and the following currencies: Renminbi, Japanese Yen, Danish Krone, British Pound and Swiss Franc. Only U.S. Dollar exposure, taken individually, exceeded 10% of the Group’s total foreign currency exchange rate exposure for commercial activity in the first half of 2021. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.

•

Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euros. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.

•

The assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at June 30, 2021.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/(expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the six months ended June 30, 2021, except for those arising from financial instruments measured at fair value, amounted to net losses of €0.5 million (compared to €2.4 million for the six months ended June 30, 2020).

There have been no substantial changes in 2021 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are not currently designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering nearly all the loans contracted. Due to these operations, we have established a substantially fixed rate at improved conditions compared to the previous loans.

Our most significant floating rate financial assets at June 30, 2021 are cash and cash equivalents and certain financial current investments.

The risk arising from the net investments in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, we enter into fixed-price contracts for certain utilities.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated by or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•	centralizing liquidity management;

•	centralizing cash through cash pooling techniques;

•	maintaining a conservative level of available liquidity;

•	diversifying sources of funding of medium and long-term financing;

•	obtaining adequate credit lines;

•	monitoring future liquidity requirements on the basis of budget forecast and cash flow planning;

•	monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs and ensure an appropriate level of operating and strategic flexibility. We, therefore, believe there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

Where customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also assume significance in this respect. The credit risk is however mitigated by consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. As of June 30, 2021, our day’s sales outstanding decreased by 5.2 to 65.3, compared to 70.5 days as of December 31, 2020.

Trade receivables as of June 30, 2021 amounting to €144.3 million (compared to €135.5 million as of December 31, 2020) are shown net of the allowance for doubtful accounts amounting to €8.5 million (compared to € 7.7 million as of December 31, 2020).

Critical Accounting Policies and Significant Judgments and Estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require Management’s use of estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date. Uncertainty about these assumptions and estimates could result in outcome that require material adjustments to the carrying amount of assets or liabilities affected in future periods.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income in the period in which the change occurs.

Revenue Recognition

We operate in several jurisdictions and assess whether contracts with customers provide it with the right to consideration for the performance fulfilled based on legal assessment of applicable contracts and other sources of enforceable rights and obligations (i.e., local regulations). With regard to revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each balance sheet date. This entails assumptions that can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the cost to complete projects and, consequently, to estimate the value of contract work in progress at the balance sheet date. The Group estimates variable considerations to be included in the transaction price for the sale of products with rights of return and volume rebates. The Group forecasts sales returns using the historical return data to project expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation.

Development costs

The amortization of development costs requires management to estimate the lifecycle of related products. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related product. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement. The useful lives of our development costs are determined by management at the time of capitalization and reviewed annually for appropriateness and recoverability.

Employee benefit liabilities

Employee benefits, especially the provision for employee severance indemnities and other long-term incentives, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Leases

We cannot readily determine the interest rate implicit in the lease, therefore, the incremental borrowing rate (IBR) to measure lease liabilities is used. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). We estimate the IBR using observable inputs (such as market interest rates) when available and are required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating). We also determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, we consider all relevant factors that create an economic incentive for us to exercise either the renewal or termination.

Provision for expected credit losses of trade receivables and contract assets

We use a simplified approach in calculating estimated credit losses (ECLs) for trade receivables and contract assets, initially based on the Group’s historical observed default rates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default risk in the future.

Income tax expense (current and deferred)

The consolidated Group is subject to various taxes in multiple jurisdictions. The determination of tax liabilities requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. Calculation of taxes on a global scale requires the use of estimates and assumptions based on the information available at the balance sheet date. The deferred tax asset realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

Item 4. Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and tortious liability claims, among others (collectively “Legal Proceedings”). Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management’s assessment of Legal Proceedings is ongoing, and could change in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Prospectus, dated July 16, 2021, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on July 16, 2021 (the “Prospectus”).

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: August 23, 2021	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer and Chief Operating Officer